UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                              Spartan Stores, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    846822104
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                  June 1, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               42,811 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             32,788 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            42,811 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                     32,788 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           75,599 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.36%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               927,684 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                    -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            927,684 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                            -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             927,684 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.46%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               86,058 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            86,058 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          86,058 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.41%

14 TYPE OF REPORTING PERSON*
         CO


                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               138,889 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            138,889 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                            -----

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         138,889 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.66%

14 TYPE OF REPORTING PERSON*
         PN


                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               50,412 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            50,412 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -----
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50,412 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.24%

14 TYPE OF REPORTING PERSON*
         CO



Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of Spartan Stores, Inc., 850 76th Street Southwest, Grand Rapids, MI. 49518.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF") is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC") is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company . Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. The principal address of each of LAF, LAM, LPC, LHC, LOF, LOM, LMF and LMOF is 61 Broadway, New York, New York, 10006. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by LAF, LPC, LMF, LOF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC, LMF, LOF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise). As previously reported, Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking further Board representation, making further proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Common Stock, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing its intention partially or entirely with respect to any and all matters referred to in Item 4. On February 17, 2005, we issued a press release reflecting Loeb's position regarding the Issuer at such time (the "Press Release"). On March 30, 2005, we sent a letter (the "March 30 Letter") to the Issuer recommending that Eugene I. Davis be nominated to fill the vacancy created in the Board of Directors due to the resignation of Gregory Josefowicz, pursuant to Article V(C) of the Issuer's Restated Articles of Incorporation (the "Articles"). A Notice of Nomination of Director Candidates (the "Nomination Notice") was sent to the Issuer on April 1, 2005 (followed by a similar notice from our nominee) pursuant to Article V(D) of the Articles, formally nominating both Eugene I. Davis and Timothy J. Bernlohr for election to the Issuer's Board of Directors. In connection with our review of the corporate governance mechanisms of the Issuer, we noted that the Issuer's Restated Bylaws purport to require 120 days advance notice (measured from the date of notice of the prior year's annual meeting) to place matters on the agenda at an annual shareholder meeting. We believe this acts as an inappropriate gating factor to communication and consideration of matters at annual meetings, and as such on April 11, 2005 we sent a letter to the Issuer (the "April 11 Letter") urging that the Issuer's Restated Bylaws be amended so as to shorten the advance notice requirement. A copy of the Press Release is included in Loeb's Form 13D filed with the Commission on February 17, 2005. Copies of the March 30 Letter, the Nomination Notice and the April 11 Letter are included in the Loeb's Form 13D filed with the Commission on April 28, 2005. On April 27, 2005, we filed with the Commission a preliminary proxy statement on Schedule 14A soliciting proxies for the election of Messrs. Davis and Bernlohr to the Issuer's Board of Directors. Such proxy statement was amended on May 16, 2005, May 31, 2005 and June 8, 2005.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a)The persons reporting hereby owned the following shares of Common Stock as of June 3, 2005.
                                        Shares of Common Stock

Loeb Arbitrage Fund                           927,684
Loeb Partners Corporation*                     75,599
Loeb Offshore Fund Ltd.                        86,058
Loeb Marathon Fund LP                         138,889
Loeb Marathon Offshore Fund, Ltd.              50,412
                                            ----------
                                            1,278,642

The total shares of Common Stock constitute 6.15% of the 20,794,202 outstanding shares of Common Stock as reported by the Issuer.
-------------------------
*Including shares of Common Stock purchased and sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) The  following  purchases of Common  Stock have been made in the last sixty
(60) days by the following:
                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.
                              04-01-05        167              10.76
                              04-04-05         51              10.58
                              04-05-05        175              10.69
                              04-06-05        175              10.69
                              04-12-05         20              10.66

Holder
Loeb Arbitrage Fund               Date     Shares      Average Price
                              04-01-05      3,956              10.75
                              04-04-05      4,440              10.58
                              04-05-05      4,300              10.69
                              04-06-05      3,800              10.69
                              04-12-05        426              10.66

Holder
Loeb Offshore Fund                Date     Shares      Average Price
                              04-05-05        346              10.69
                              04-06-05        346              10.69
                              04-12-05         39              10.66
Holder
Loeb Marathon Fund                Date     Shares      Average Price
                              04-01-05       9672              10.76
                              04-04-05        146              10.58
                              04-05-05        367              10.69
                              04-06-05        367              10.69

Holder
Loeb Marathon Offshore            Date     Shares      Average Price
 Fund Ltd.
                              04-01-05        500              10.76
                              04-04-05        354              10.58
                              04-05-05        133              10.69
                              04-06-05        133              10.69


                                     Sales of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.
                              04-06-05        175              10.69
                              04-12-05         20              10.72
                              05-16-05        476              12.04
                              05-17-05       2357              12.31
                              05-18-05        156              12.44
                              05-19-05       1387              12.59
                              05-20-05       1493              12.64
                              05-23-05       1057              12.80
                              05-24-05       2681              12.66
                              05-25-05       1742              12.63
                              05-26-05        328              12.51
                              05-27-05        191              12.60
                              05-31-05        448              12.88
                              06-01-05        556              12.89
                              06-02-05        467              12.80
                              06-03-05         90              12.88

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund
                              04-06-05       4300              10.69
                              04-12-05        426              10.72
                              05-16-05       5519              11.95
                              05-16-05       2031              12.04
                              05-17-05      28607              12.31
                              05-18-05       1894              12.44
                              05-19-05      16835              12.59
                              05-20-05      18120              12.63
                              05-23-05      12832              12.80
                              05-24-05      32531              12.66
                              05-25-05      21149              12.63
                              05-26-05       3987              12.51
                              05-27-05       2319              12.60
                              05-31-05       5437              12.88
                              06-01-05       6743              12.89
                              06-02-05        542              12.93
                              06-02-05       5436              12.80
                              06-03-05       1088              12.88



Holder                            Date     Shares      Average Price
Loeb Offshore Fund
                              04-06-05        346              10.69
                              04-12-05         39              10.72
                              05-16-05        188              12.04
                              05-16-05        173              11.95
                              05-17-05       2667              12.31
                              05-18-05        175              12.44
                              05-19-05       1563              12.59
                              05-20-05       1682              12.63
                              05-23-05       1191              12.80
                              05-24-05       3022              12.66
                              05-25-05       1963              12.63
                              05-26-05        371              12.51
                              05-27-05        216              12.60
                              05-31-05        505              12.88
                              06-01-05        626              12.89
                              06-02-05        505              12.80
                              06-02-05         37              12.93
                              06-03-05        100              12.88


Holder                            Date     Shares      Average Price
Loeb Marathon Fund            04-01-05       3800              10.24
                              04-06-05        367              10.69
                              05-16-05        304              12.04
                              05-16-05        565              11.95
                              05-17-05       4290              12.31
                              05-18-05        284              12.44
                              05-19-05       2523              12.59
                              05-20-05       2720              12.63
                              05-23-05       1923              12.80
                              05-24-05       4878              12.66
                              05-24-05        370              12.79
                              05-25-05       3170              12.63
                              05-27-05        575              12.51
                              05-27-05        348              12.60
                              05-31-05        813              12.88
                              06-01-05        720              12.89
                              06-02-05         76              12.93
                              06-02-05        815              12.80
                              06-03-05        163              12.88


Holder                            Date     Shares      Average Price
Loeb Marathon Offshore
Fund
                              04-06-05        133              10.69
                              05-16-05        110              12.04
                              05-16-05        478              11.95
                              05-17-05       1554              12.31
                              05-18-05        103              12.44
                              05-19-05        915              12.59
                              05-20-05        985              12.63
                              05-24-05       1767              12.66
                              05-24-05        327              12.79
                              05-25-05       1149              12.63
                              05-26-05        217              12.51
                              05-27-05         22              12.51
                              05-27-05        126              12.60
                              05-31-05        297              12.88
                              06-01-05        655              12.89
                              06-02-05        295              12.80
                              06-02-05         27              12.93
                              06-03-05         59              12.88


All reported transactions were effected on Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  Previously filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 8, 2005                             Loeb Partners Corporation


                                    By: /s/ Gideon J. King
                                                    Executive Vice President

June 8, 2005                              Loeb Arbitrage Fund
                                    By: Loeb Arbitrage Management, Inc., G.P.


                                    By: /s/ Gideon J. King
                                            President

June 8, 2005                               Loeb Offshore Fund Ltd.



                                     By: /s/ Gideon J. King
                                             Director

June 8, 2005                                Loeb Marathon Fund LP
                                     By: Loeb Arbitrage Management, Inc., G.P.


                                       By: /s/ Gideon J. King
                                               President

June 8, 2005                             Loeb Marathon Offshore Fund


                                        By: /s/ Gideon J. King
                                                Director